Exhibit 99.1

Reference: Itaú Unibanco Holding S.A.

2nd Quarter Result 2016

Announcement to the Market

Itaú Unibanco Holding S.A. (“Company”) announces to its shareholders and the market at large that the Complete Financial Statements and the Management Discussion and Analysis for the 2nd quarter ending June 30, 2016 are already available from the Investor Relations website (www.itau.com.br/investor-relations).

Please find below the Executive Summary for the 2nd quarter 2016.

A conference call will be held with research analysts on Wednesday, August 03 in Portuguese at 9:30 a.m. (Brasília time) and in English at 11:00 a.m. (Brasília time).

São Paulo – August 02, 2016.

MARCELO KOPEL

Investor Relations Officer

Management Discussion & Analysis	Executive Summary

Itaú Unibanco Pro forma Information

As from the second quarter of 2016, Itaú CorpBanca, the company resulting from the merger between Banco Itaú Chile and CorpBanca, was consolidated in our financial statements, as we are the controlling shareholder, with a 33.58% ownership of the new bank’s total capital. In order to allow comparison with previous periods, historical pro forma data of the combined results of Itaú Unibanco and CorpBanca for the periods previous to the second quarter of 2016 will be presented in the Management Discussion & Analysis report.

The pro forma statements above mentioned were prepared considering all lines of the income statement, including 100% of Itaú CorpBanca’s result. The result related to the minority shareholders is shown in the “minority interests in subsidiaries” line, for both CorpBanca and Itaú Chile.

As the historical data was prepared to demonstrate, on a retroactively basis, the effect of a transaction occurred in a subsequent date, there are limits inherent to pro forma information. The historical data was provided for illustration purposes only and should not be taken as a demonstration of the result that would have been achieved if the merger had occurred on a previous date, nor do they indicate any future result of the combined company.

We present below pro forma information and indicators of Itaú Unibanco in order to allow analysis on the same basis of comparison.

Itaú Unibanco Pro forma Highlights

In R$ millions (except where indicated), end of period	2Q16	1Q16	2Q15	1H16	1H15
Results
Recurring Net Income	5,575	5,162	6,134	10,737	11,958
Operating Revenues (1)	26,478	26,884	26,532	53,362	52,491
Managerial Financial Margin (2)	16,588	17,412	17,229	34,000	34,037
Performance
Recurring Return on Average Equity – Annualized (3)	20.6%	19.6%	24.8%	20.1%	24.7%
Recurring Return on Average Assets – Annualized (4)	1.6%	1.4%	1.8%	1.5%	1.8%
Nonperforming Loans Ratio (90 days overdue) - Total	3.6%	3.5%	3.0%	3.6%	3.0%
Nonperforming Loans Ratio (90 days overdue) - Brazil	4.5%	4.4%	3.6%	4.5%	3.6%
Nonperforming Loans Ratio (90 days overdue) - Latin America	1.1%	1.1%	1.1%	1.1%	1.1%
Coverage Ratio (Provision for Loan Losses/NPL 90 days overdue)	215%	210%	187%	215%	187%
Efficiency Ratio (ER) (5)	46.7%	44.0%	43.2%	45.3%	43.5%
Risk-Adjusted Efficiency Ratio (RAER) (5)	68.6%	72.2%	62.1%	70.4%	62.6%
Balance Sheet
Total Assets	1,395,856	1,397,631	1,332,655
Total Credit Portfolio, including Sureties and Endorsements	573,003	600,705	608,285
Deposits + Debentures + Securities + Borrowings and Onlending (6)	653,528	703,052	645,390
Loan Portfolio/Funding (6)	76.2%	74.4%	82.0%
Stockholders' Equity	110,587	106,647	100,711
Other
Assets Under Administration	835,194	807,267	709,111
Total Number of Employees	96,460	97,043	99,501
Brazil	82,213	82,871	85,028
Abroad	14,247	14,172	14,473
Branches and CSBs – Client Service Branches	5,154	5,215	5,298
ATM – Automated Teller Machines (7)	26,588	26,751	27,303

Itaú Unibanco Holding S.A. Highlights - As disclosed (Does not consider historical CorpBanca’s information)

In R$ millions (except where indicated), end of period	2Q16	1Q16	2Q15	1H16	1H15
Highlights
Recurring Net Income per Share (R$) (8)	0.94	0.88	1.02	1.82	1.99
Net Income per Share (R$) (8)	0.93	0.88	1.00	1.81	1.95
Number of Outstanding Shares at the end of period – in thousands (9)	5,929,726	5,928,684	5,994,053	5,929,726	5,994,053
Book Value per Share (R$)	18.65	17.99	16.80	18.65	16.80
Dividends and Interest Owns Capital net of Taxes (10)	1,532	1,012	1,205	2,544	2,525
Dividends and Interest Owns Capital net of Taxes (10) per Share (R$) (*)	0.26	0.17	0.20	0.43	0.42
Market Capitalization (11)	179,256	185,390	186,742	179,256	186,742
Market Capitalization (11) (US$ million)	55,846	52,092	60,181	55,846	60,181
Solvency Ratio - Prudential Conglomerate (BIS Ratio)	18.1%	17.7%	17.2%	18.1%	17.2%
Common Equity Tier I	14.8%	14.3%	13.2%	14.8%	13.2%
Estimated BIS III (Common Equity Tier I) - Full Implementation of BIS III (12)	14.1%	12.6%	12.7%	14.1%	12.7%
Indicators
EMBI Brazil Risk	350	409	302	350	302
CDI rate – In the Period (%)	3.4%	3.2%	3.1%	6.7%	6.0%
Dollar Exchange Rate – Quotation in R$	3.2098	3.5589	3.1026	3.2098	3.1026
Dollar Exchange Rate – Change in the Period (%)	-9.8%	-8.9%	-3.3%	-17.8%	16.8%
EuroExchange Rate – Quotation in R$	3.5414	4.0539	3.4603	3.5414	3.4603
Euro Exchange Rate – Change in the Period (%)	-12.6%	-4.6%	0.4%	-16.7%	7.2%
IGP-M – In the Period (%)	2.9%	3.0%	2.3%	5.9%	4.3%

Note (1) Operating Revenues are the sum of Managerial Financial Margin, Commissions and Fees, Other Operating Income and Result from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses; (2) Detailed on Managerial Financial Margin section; (3) Annualized Return was calculated by dividing Net Income by Average Stockholders’ Equity. The quotient was multiplied by the number of periods in the year to derive the annualized rate. The calculation bases of returns were adjusted by the amount of dividends that has not yet been approved at shareholders’ or Board meetings, proposed after the balance sheet closing date; (4) Return was calculated by dividing Recurring Net Income by Average Assets; (5) For further details on the calculation methodologies of both Efficiency and Risk-Adjusted Efficiency ratios, please refer to Non-Interest Expenses section; (6) As detailed on Other Balance Sheet Information section; (7) Includes ESBs (electronic service branches) and service points at third parties’ locations; (8) Calculated based on the weighted average number of outstanding shares for the period; (9) The number of outstanding shares was adjusted to reflect the share bonus of 10% granted on July 17, 2015; (10) IOC – Interest on capital. Declared amounts paid/accrued; (11) Total number of outstanding shares (common and non-voting shares) multiplied by the average price of the non-voting share on the last trading day in the period; (12) Takes into consideration the use of tax credit.

Itaú Unibanco Holding S.A.	02

Management Discussion & Analysis	Executive Summary

Net Income and Recurring Net Income

Our recurring net income totaled R$5,575 million in the second quarter of 2016 as a result of the elimination of non-recurring events, which are presented in the table below, from net income of R$5,518 million for the period.

Non-Recurring Events Net of Tax Effects

In R$ millions	2Q16	1Q16	2Q15	1H16	1H15
Recurring Net Income	5,575	5,162	6,134	10,737	11,958
Non-Recurring Events	(57)	(51)	(150)	(108)	(225)
Contingencies Provision (a)	(31)	(25)	(86)	(56)	(128)
Goodwill Amortization (b)	(156)	(32)	(35)	(188)	(96)
Program for Settlement or Installment Payment of Taxes (c)	-	12	14	12	42
Impairment (d)	(9)	-	(43)	(9)	(43)
Liability Adequacy Test (e)	140	-	-	140	-
Other	-	(6)	-	(6)	-
Net Income	5,518	5,111	5,983	10,630	11,732
CorpBanca's Pro Forma Consolidation Effects	-	(72)	(1)	(72)	15
Net Income as Reported	5,518	5,184	5,984	10,702	11,717

Note: The impacts of the non-recurring events, described above, are net of tax effects – further details are presented in Note 22-K of the Financial Statements.

Non-Recurring Events

(a) Contingencies Provision: Recognition of provisions for tax and social security lawsuits and losses arising from economic plans in effect in Brazil during the 1980's.

(b) Goodwill Amortization: Effect of the goodwill amortization generated by acquisitions made by the Conglomerate.

(c) Program for the Settlement or Installment Payment of Taxes: Effects of our adherence to the Program for the Settlement or Installment Payment of Federal and Municipal Taxes.

(d) Impairment: Adjustment in the carrying amount of assets in order to reflect its fair value.

(e) Liability Adequacy Test: Technical provisions adjustment resulting from the liability adequacy test.

Managerial Income Statement

We apply consolidation criteria for the managerial results that affect only the breakdown of accounts and, therefore, do not affect net income. These effects are shown in the table on the following page ("Accounting and Managerial Statements Reconciliation"). Additionally, we adjusted the tax effects of the hedges of investments abroad - originally accounted for as tax expenses (PIS and COFINS) and income tax and social contribution on net income and then reclassified to the financial margin - and non-recurring events.

Our strategy for the foreign exchange risk management of the capital invested abroad is aimed at mitigating, through financial instruments, the effects resulting from foreign exchange variations and takes into consideration the impact of all tax effects. In the second quarter of 2016, the Brazilian real appreciated 9.8% against the U.S. dollar and 12.6% against the Euro, compared with appreciations of 8.9% and 4.6%, respectively, in the previous quarter.

Itaú Unibanco Holding S.A.	03

Management Discussion & Analysis	Executive Summary

Accounting and Managerial Income Statements reconciliation for the past two quarters is presented below.

Accounting and Managerial Statements Reconciliation | 2nd Quarter of 2016

		Non-recurring		Managerial
In R$ millions	Accounting	Events	Tax Effect of Hedge	Reclassifications	Managerial
Operating Revenues	31,206	(230)	(4,457)	(41)	26,478
Managerial Financial Margin	20,774	24	(4,457)	247	16,588
Financial Margin with Clients	14,797	24	-	247	15,068
Financial Margin with the Market	5,977	-	(4,457)	-	1,520
Commissions and Fees	8,397	-	-	(581)	7,816
Result from Insurance, Pension Plan and Premium Bonds
Operations Before Retained Claims and Selling Expenses	1,718	(254)	-	610	2,074

Other Operating Income	183	-	-	(183)	-
Equity in Earnings of Affiliates and Other Investments	138	-	-	(138)	-
Non-operating Income	(5)		-	5	-
Result from Loan Losses	(5,151)	-	-	(214)	(5,365)
Provision for Loan Losses	(6,123)	-	-	(214)	(6,337)
Recovery of Loans Written Off as Losses	972	-	-	0	972
Retained Claims	(352)	-	-	-	(352)
Other Operating Income/(Expenses)	(14,159)	332	549	186	(13,093)
Non-interest Expenses	(11,989)	332	-	243	(11,415)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(2,008)	-	549	(57)	(1,516)
Insurance Selling Expenses	(162)	-	-	-	(162)
Income before Tax and Profit Sharing	11,544	102	(3,908)	(69)	7,669
Income Tax and Social Contribution	(5,871)	55	3,908	10	(1,899)
Profit Sharing	(60)	-	-	60	-
Minority Interests	(94)	(101)	-	-	(195)
Net Income	5,518	57	-	-	5,575

Accounting and Managerial Statements Reconciliation | 1st Quarter of 2016

		Non-			CorpBanca’s
		recurring	Tax Effect of	Managerial	Consolidation
In R$ millions	Accounting	Events	Hedge	Reclassification	Effects	Managerial
Operating Revenues	29,234	53	(3,093)	(326)	1,016	26,884
Managerial Financial Margin	19,573	64	(3,093)	14	855	17,412
Financial Margin with Clients	14,743	64	-	14	855	15,675
Financial Margin with the Market	4,830	-	(3,093)	-	-	1,737
Commissions and Fees	7,729	-	-	(560)	161	7,331
Result from Insurance, Pension Plan and Premium Bonds	1,584	-	-	557	-	2,141
Operations Before Retained Claims and Selling Expenses
Other Operating Income	200	(11)	-	(189)	-	-
Equity in Earnings of Affiliates and Other Investments	132	-	-	(132)	-	-
Non-operating Income	16		-	(16)	-	-
Result from Loan Losses	(6,364)	-	-	(38)	(571)	(6,973)
Provision for Loan Losses	(7,193)	-	-	(38)	(593)	(7,824)
Recovery of Loans Written Off as Losses	829	-	-	0	21	851
Retained Claims	(394)	-	-	-	-	(394)
Other Operating Income/(Expenses)	(12,660)	52	370	312	(694)	(12,620)
Non-interest Expenses	(10,607)	52	-	340	(694)	(10,909)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,857)	-	370	(28)	-	(1,515)
Insurance Selling Expenses	(196)	-	-	-	-	(196)
Income before Tax and Profit Sharing	9,816	105	(2,722)	(53)	(249)	6,896
Income Tax and Social Contribution	(4,529)	(53)	2,722	14	107	(1,739)
Profit Sharing	(39)	-	-	39		-
Minority Interests	(64)	-	-	-	70	6
Net Income	5,184	51	-	-	(72)	5,162

Itaú Unibanco Holding S.A.	04

Management Discussion & Analysis	Executive Summary

We present below the income statement from a standpoint that highlights Operating Revenues, which is composed by the sum of the main accounts in which revenues from banking, insurance, pension plan and premium bonds operations are recorded.

Income Statement | Operating Revenues Perspective

In R$ millions	2Q16	1Q16	change		2Q15	change		1H16	1H15	change
Operating Revenues	26,478	26,884	(405)	-1.5%	26,532	(53)	-0.2%	53,362	52,491	871	1.7%
Managerial Financial Margin	16,588	17,412	(824)	-4.7%	17,229	(641)	-3.7%	34,000	34,037	(36)	-0.1%
Financial Margin with Clients	15,068	15,675	(607)	-3.9%	15,668	(600)	-3.8%	30,743	30,604	138	0.5%
Financial Margin with the Market	1,520	1,737	(217)	-12.5%	1,561	(41)	-2.6%	3,258	3,432	(175)	-5.1%
Commissions and Fees	7,816	7,331	486	6.6%	7,105	711	10.0%	15,147	14,141	1,006	7.1%
Result from Insurance, Pension Plan and Premium Bonds
Operations Before Retained Claims and Selling Expenses	2,074	2,141	(67)	-3.1%	2,198	(123)	-5.6%	4,215	4,314	(99)	-2.3%
Result from Loan Losses	(5,365)	(6,973)	1,608	-23.1%	(4,605)	(760)	16.5%	(12,338)	(9,238)	(3,101)	33.6%
Provision for Loan Losses	(6,337)	(7,824)	1,487	-19.0%	(5,768)	(569)	9.9%	(14,161)	(11,482)	(2,679)	23.3%
Recovery of Loans Written Off as Losses	972	851	121	14.3%	1,163	(191)	-16.4%	1,823	2,244	(422)	-18.8%
Retained Claims	(352)	(394)	42	-10.7%	(385)	33	-8.5%	(746)	(753)	7	-0.9%
Operating Margin	20,761	19,516	1,245	6.4%	21,541	(780)	-3.6%	40,277	42,500	(2,223)	-5.2%
Other Operating Income/(Expenses)	(13,093)	(12,620)	(472)	3.7%	(12,279)	(813)	6.6%	(25,713)	(24,431)	(1,282)	5.2%
Non-interest Expenses	(11,415)	(10,909)	(505)	4.6%	(10,566)	(848)	8.0%	(22,324)	(20,997)	(1,327)	6.3%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,516)	(1,515)	(1)	0.0%	(1,445)	(71)	4.9%	(3,031)	(2,900)	(131)	4.5%
Insurance Selling Expenses	(162)	(196)	34	-17.3%	(268)	106	-39.6%	(358)	(534)	177	-33.1%
Income before Tax and Minority Interests	7,669	6,896	773	11.2%	9,262	(1,594)	-17.2%	14,564	18,069	(3,505)	-19.4%
Income Tax and Social Contribution	(1,899)	(1,739)	(159)	9.2%	(2,733)	834	-30.5%	(3,638)	(5,408)	1,770	-32.7%
Minority Interests in Subsidiaries	(195)	6	(201)	-	(396)	201	-50.7%	(189)	(703)	514	-73.1%
Recurring Net Income	5,575	5,162	413	8.0%	6,134	(559)	-9.1%	10,737	11,958	(1,220)	-10.2%

We present below the income statement from the standpoint that highlights the Managerial Financial Margin.

Income Statement | Managerial Financial Margin Perspective

In R$ millions	2Q16	1Q16	change		2Q15	change		1H16	1H15	change
Managerial Financial Margin	16,588	17,412	(824)	-4.7%	17,229	(641)	-3.7%	34,000	34,037	(36)	-0.1%
Financial Margin with Clients	15,068	15,675	(607)	-3.9%	15,668	(600)	-3.8%	30,743	30,604	138	0.5%
Financial Margin with the Market	1,520	1,737	(217)	-12.5%	1,561	(41)	-2.6%	3,258	3,432	(175)	-5.1%
Result from Loan Losses	(5,365)	(6,973)	1,608	-23.1%	(4,605)	(760)	16.5%	(12,338)	(9,238)	(3,101)	33.6%
Provision for Loan Losses	(6,337)	(7,824)	1,487	-19.0%	(5,768)	(569)	9.9%	(14,161)	(11,482)	(2,679)	23.3%
Recovery of Loans Written Off as Losses	972	851	121	14.3%	1,163	(191)	-16.4%	1,823	2,244	(422)	-18.8%
Net Result from Financial Operations	11,223	10,439	784	7.5%	12,624	(1,401)	-11.1%	21,662	24,799	(3,137)	-12.7%
Other Operating Income/(Expenses)	(3,554)	(3,543)	(11)	0.3%	(3,362)	(193)	5.7%	(7,097)	(6,730)	(368)	5.5%
Commissions and Fees	7,816	7,331	486	6.6%	7,105	711	10.0%	15,147	14,141	1,006	7.1%
Result from Insurance, Pension Plan and Premium Bonds
Operations	1,560	1,551	9	0.6%	1,544	16	1.0%	3,111	3,026	85	2.8%
Non-interest Expenses	(11,415)	(10,909)	(505)	4.6%	(10,566)	(848)	8.0%	(22,324)	(20,997)	(1,327)	6.3%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,516)	(1,515)	(1)	0.0%	(1,445)	(71)	4.9%	(3,031)	(2,900)	(131)	4.5%
Income before Tax and Minority Interests	7,669	6,896	773	11.2%	9,262	(1,594)	-17.2%	14,564	18,069	(3,505)	-19.4%
Income Tax and Social Contribution	(1,899)	(1,739)	(159)	9.2%	(2,733)	834	-30.5%	(3,638)	(5,408)	1,770	-32.7%
Minority Interests in Subsidiaries	(195)	6	(201)	-	(396)	201	-50.7%	(189)	(703)	514	-73.1%
Recurring Net Income	5,575	5,162	413	8.0%	6,134	(559)	-9.1%	10,737	11,958	(1,220)	-10.2%

Itaú Unibanco Holding S.A.	05

Management Discussion & Analysis	Executive Summary

Net Income

The recurring net income for the second quarter of 2016 amounted to R$5,575 million, representing an increase of 8.0% from the previous quarter and a 9.1% decrease from the same period of the previous year.

The main positive highlights in the quarter compared to the previous quarter were the 6.6% increase in our commissions and fees, the 19.0% decrease in the provision for loan losses and the 14.3% increase in recovery of loans written off as losses.

The positive highlights were partially offset by the 4.7% decrease in the managerial financial margin and the 4.6% increase in non-interest expenses.

In the first half of 2016, recurring net income was R$10,737 million, down 10.2% from the same period of the previous year, mainly driven by the increase of 23.3% in provision for loan losses.

Return on Average Equity

The annualized recurring return on average equity reached 20.6% in the second quarter of 2016. Stockholders’ equity totaled R$110.6 billion.

Annualized recurring return on average assets reached 1.6% in the second quarter of 2016, up 20 basis points from the previous quarter.

Operating Revenues

In the second quarter of 2016, operating revenues, representing revenues from banking, insurance, pension plan and premium bonds operations, totaled R$26,478 million, with decreases of 1.5% and 0.2% compared to the previous quarter and to the same period of the previous year, respectively. The main components of operating revenues and other items of the income statement are presented ahead.

Managerial Financial Margin

The managerial financial margin for the second quarter of 2016 totaled R$16,588 million, a decrease of R$824 million when compared to the previous quarter, mainly due to the decrease of R$607 million in our financial margin with clients. This margin was impacted by securities’ impairment in the amount of R$539 million. Our financial margin with the market decreased R$217 million in the quarter.

The managerial financial margin remained relatively stable when compared to the first half of 2015, with a decrease of R$36 million. This decrease was due to the R$175 million reduction in the financial margin with the market, which was partially offset by the R$138 million increase in the financial margin with clients.

Result from Loan Losses

The result from loan losses, net of recovery of credits, decreased 23.1% from the previous quarter, totaling R$5,365 million in the quarter. This decrease was mainly due to a 19.0% (R$1,487 million) reduction in our provision for loan losses. In the second quarter of 2016, there was a R$762 million reduction in the complementary allowance for loan losses. Additionally, the recovery of loans written off as losses increased 14.3% (R$121 million).

Itaú Unibanco Holding S.A.	06

Management Discussion & Analysis	Executive Summary

NPL Creation

1 Includes Latin America

In the second quarter of 2016, the NPL Creation, which is the balance of loans that became over 90 days overdue in the quarter, reached R$5,329 million, down 11.4% compared to the previous period, mainly driven by the 27.9% reduction of the Wholesale segment NPL Creation, which totaled R$1,059 million in this quarter. There were also reductions in the Retail and Latin America segments.

Commissions and Fees

In the second quarter of 2016, commissions and fees increased 6.6% when compared to the previous period, mainly driven by higher revenues from credit card and current account services. Compared to the same period of the previous year, these commissions and fees recorded a 10.0% increase.

When compared to the first half of 2015, these revenues increased R$1,006 million (7.1%).

Result from Insurance, Pension Plan and Premium Bonds

In the second quarter of 2016, the result from insurance, pension plan and premium bonds from core activities, which consist of mass-market products related to life, property, credit, pension and premium bonds reached R$1,467 million, an increase of 1.4% from previous quarter and the same 1.4% from the second quarter of 2015. The loss ratio from core activities reached 26.6% this quarter.

Non-Interest Expenses

In the second quarter of 2016, non-interest expenses increased 4.6% from the first quarter of 2016. Personnel expenses were R$250 million higher, mainly driven by the lower number of employees on vacation in the second quarter of 2016, and administrative expenses were R$299 million higher when compared to the previous quarter.

Compared to the first half of 2015, non-interest expenses increased 6.3%. Excluding operations abroad, this increase would have been 4.6% in the period.

Efficiency Ratio and Risk-Adjusted Efficiency Ratio (*)

(*) Calculation criteria are detailed on Non-Interest Expenses section.

In the 12-month period, the efficiency ratio, according to the criteria that include all expenses except for the result from loan losses, reached 45.3%, an increase of 30 basis points from the same period of the previous year. In this period, our expenses grew 9.0%, in line with the accumulated inflation (8.8% - IPCA). On the other hand, our revenues increased 8.2%, mainly as a result of the challenging economic scenario.

In the second quarter of 2016, the efficiency ratio reached 46.7%, a 270 basis point increase from the previous quarter, mainly due to increases in non-interest expenses (4.6%).

In the 12-month period, the risk-adjusted efficiency ratio, which also considers the result from loan losses, reached 67.2%, an increase of 490 basis points compared to the previous year. In the second quarter of 2016, the risk-adjusted efficiency ratio reached 68.6%.

Itaú Unibanco Holding S.A.	07

Management Discussion & Analysis	Executive Summary

Balance Sheet | Assets

In R$ millions, end of period	2Q16	1Q16	change	2Q15	change
Current and Long-term Assets	1,368,692	1,371,979	-0.2%	1,308,320	4.6%
Cash and Cash Equivalents	21,852	26,910	-18.8%	23,908	-8.6%
Short-term Interbank Investments	270,899	237,828	13.9%	192,785	40.5%
Securities and Derivative Financial Instruments	358,267	357,230	0.3%	349,670	2.5%
Interbank and Interbranch Accounts	73,626	72,222	1.9%	66,982	9.9%
Loan, Lease and Other Loan Operations	497,959	523,226	-4.8%	529,103	-5.9%
(Allowance for Loan Losses)	(38,470)	(38,241)	0.6%	(29,796)	29.1%
Other Assets	184,560	192,805	-4.3%	175,667	5.1%
Permanent Assets	27,165	25,652	5.9%	24,335	11.6%
Total Assets	1,395,856	1,397,631	-0.1%	1,332,655	4.7%

At the end of the second quarter of 2016, our assets totaled R$1.4 trillion, a decrease of 0.1% (R$ 1.8 billion) from the previous quarter. The main changes are presented below:

Compared to the previous year, our assets increased 4.7% (R$63.2 billion):

Balance Sheet | Liabilities and Equity

In R$ millions, end of period	2Q16	1Q16	change	2Q15	change
Current and Long-Term Liabilities	1,270,244	1,277,430	-0.6%	1,220,719	4.1%
Deposits	309,032	333,247	-7.3%	340,554	-9.3%
Deposits Received under Securities Repurchase Agreements	353,662	323,012	9.5%	308,173	14.8%
Fund from Acceptances and Issue of Securities	84,230	86,468	-2.6%	63,014	33.7%
Interbank and Interbranch Accounts	11,067	9,823	12.7%	10,448	5.9%
Borrowings and Onlendings	85,261	104,260	-18.2%	99,371	-14.2%
Derivative Financial Instruments	34,506	33,267	3.7%	26,999	27.8%
Technical Provisions for Insurance, Pension Plans and Premium Bonds	144,057	137,677	4.6%	121,652	18.4%
Other Liabilities	248,429	249,677	-0.5%	250,507	-0.8%
Deferred Income	1,724	1,847	-6.6%	1,499	15.0%
Minority Interest in Subsidiaries	13,301	11,707	13.6%	9,727	36.7%
Stockholders' Equity	110,587	106,647	3.7%	100,711	9.8%
Total Liabilities and Equity	1,395,856	1,397,631	-0.1%	1,332,655	4.7%

The main changes in liabilities at the end of the second quarter of 2016 compared to the previous quarter are presented in the chart below:

Compared to the previous year, the main changes are highlighted as follows:

Itaú Unibanco Holding S.A.	08

Management Discussion & Analysis	Executive Summary

Credit Portfolio with Endorsements, Sureties and Private Securities

At the end of the second quarter of 2016, our total credit portfolio, including sureties, endorsements and private securities, reached R$608,606 million, reducing 4.5% from the previous quarter and 5.4% from the same period of the previous year.

Excluding the effect of the foreign exchange variation, our credit portfolio would have decreased 1.6% in the quarter and 5.2% in the 12-month period.

In R$ millions, end of period	2Q16	1Q16	change	2Q15	change
Individuals	182,626	184,226	-0.9%	187,318	-2.5%
Credit Card Loans	54,455	54,867	-0.8%	56,247	-3.2%
Personal Loans	28,703	29,159	-1.6%	30,016	-4.4%
Payroll Loans (1)	46,489	46,742	-0.5%	45,517	2.1%
Vehicle Loans	16,700	18,105	-7.8%	23,786	-29.8%
Mortgage Loans	36,280	35,353	2.6%	31,753	14.3%
Companies	251,136	264,896	-5.2%	285,121	-11.9%
Corporate Loans	188,897	199,273	-5.2%	214,687	-12.0%
Very Small, Small and Middle Market Loans (2)	62,239	65,622	-5.2%	70,434	-11.6%
Latin America (3)	139,241	151,583	-8.1%	135,845	2.5%
Total with Endorsements and Sureties	573,003	600,705	-4.6%	608,285	-5.8%
Corporate - Private Securities (4)	35,603	36,768	-3.2%	34,850	2.2%
Total with Endorsements, Sureties and Private Securitiess	608,606	637,472	-4.5%	643,134	-5.4%
Total with Endorsements, Sureties and Private Securities (4)(ex-foreign exchange rate variation)	608,606	618,332	-1.6%	642,008	-5.2%
Endorsements and Sureties	75,044	77,479	-3.1%	79,182	-5.2%
Individuals	463	514	-9.9%	465	-0.4%
Corporate	64,127	65,095	-1.5%	67,599	-5.1%
Very Small, Small and Middle Market	2,494	3,210	-22.3%	3,172	-21.4%
Latin America (3)	7,959	8,660	-8.1%	7,946	0.2%

(1) Includes operations originated by the institution and acquired operations. (2) Includes Rural Loans to Individuals. (3) Includes Argentina, Chile, Colombia, Panama, Paraguay and Uruguay. (4) Includes Debentures, CRI and Commercial Papers. (5) Calculated based on the conversion of the foreign currency portfolio (U.S. dollar and currencies of Latin America).

Note: the Mortgage and Rural Loan portfolios from the companies segment are allocated according to the client’s size. For further details, please refer to page 18.

Credit Portfolio – Currency Breakdown

On June 30, 2016, R$194.9 billion of our total credit assets were denominated in, or indexed to foreign currencies. This portion decreased 9.8% in this quarter, mainly due to the appreciation of the Brazilian real against the U.S. dollar and to Latin American countries currencies.

NPL Ratio (90 days overdue)

1 Includes units abroad ex-Latin America

At the end of the second quarter of 2016, the NPL ratio for operations overdue 90 days reached 3.6%, an increase of 10 basis points from the previous quarter and of 60 basis points from the same period of 2015. In Brazil, the NPL ratio reached 4.5% in the quarter, a 10 basis point increase from the previous quarter. In Latin America, this ratio remained stable in the quarter and reached 1.1%.

Itaú Unibanco Holding S.A.	09

Management Discussion & Analysis	Executive Summary

2016 Forecast

We present below our revised forecast that considers CorpBanca´s pro forma consolidation effects:

	Consolidated		Brazil [1]
	Previous	Revised	Previous	Revised

Total Credit Portfolio [2]	From -0.5% to 4.5%	From -10.5% to -5.5%	From -1.0% to 3.0%	From -11.0% to -6.0%

Financial Margin with Clients	From 2.0% to 5.0%	From -2.5% to 0.5%	From 1.0% to 4.0%	From -1.0% to 2.0%

Provision for Loan Losses Net of Recovery of Loans	Between R$22.0 bn and R$25.0 bn	Between R$23.0 bn and R$26.0 bn	Between R$21.0 bn and R$24.0 bn	Between R$21.0 bn and R$24.0 bn

Commissions and Fees and Result from Insurance Operations[3]	From 6.0% to 9.0%	From 4.0% to 7.0%	From 4.5% to 7.5%	From 4.5% to 7.5%

Non-Interest Expenses	From 5.0% to 7.5%	From 2.0% to 5.0%	From 4.0% to 6.5%	From 2.5% to 5.5%

(1) Includes units abroad ex-Latin America.

(2) Includes endorsements, sureties and private securities;

(3) Commissions and Fees (+) Income from Insurance, Pension Plan and Premium Bonds Operations (-) Expenses for Claims (-) Insurance, Pension Plan and Premium Bonds Selling Expenses;

Although the growth plans and projections of results presented above are based on management assumptions and information available in the market to date, these expectations involve inaccuracies and risks that are difficult to anticipate and there may be, therefore, results or consequences that differ from those anticipated. This information is not a guarantee of future performance. The use of these expectations should take into consideration the risks and uncertainties that involve any activities and that are beyond our control. These risks and uncertainties include, but are not limited to, our ability to perceive the dimension of the synergies projected and their timing, political and economic changes, volatility in interest and foreign exchange rates, technological changes, inflation, financial disintermediation, competitive pressures on products, prices and changes in tax legislation, among others.

Itaú Unibanco Holding S.A.	10